Exhibit 99.5
Innovid, Inc.
(the Company)
Consent to act as a director of the Company
To: The Company
I consent to act as a director of the Company subject to, and with the benefit of the provisions of, the Company's certificate of incorporation with effect from the date of this letter.
I certify that I have attained the age of 18 years.
I am not disqualified by the bylaws and certificate of incorporation of the Company or any law from acting as a director of the Company.
I hereby agree for the following personal details to be entered into the Company's register of directors.
Full Name: Jonathan Saacks

Former names/aliases:

Date of birth: January 27, 1969

Nationality: Israeli

Place of birth: Port Elizabeth

Country of birth: South Africa

Occupation: Venture Capital

Residential address: 41 Nurit St. Bazra, Israel

/s/ Jonathan Saacks	Nov. 5, 2021
Jonathan Saacks	Date